SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K dated
June 1, 2005
AngloGold Ashanti Limited
_
(Name of Registrant)
11 Diagonal Street
Johannesburg, 2001
(P O Box 62117)
Marshalltown, 2107
South Africa
(Address of Principal Executive Offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F:
Form 40-F:

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101(b)(1):
Yes:
No:
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101(b)(7):
Yes:
No:
Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes:

No:
Enclosures:
HUMAN RIGHTS WATCH REPORT ON ANGLOGOLD ASHANTI’S ACTIVITIES IN THE DRC.

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Steve Lenahan
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Disclaimer
Except for historical information contained herein, there are matters discussed in this news release that are forward-looking statements. Such statements are only predictions and actual events or results may differ materially. For discussion of important factors including, but not limited to development of the Company’s business the economic outlook in the gold mining industry, expectations regarding gold prices and production, and other factors, which could cause actual results to differ materially from such forward-looking statements, refer to the Company’s annual report on the Form 20-F for the year ended 31 December 2003 which is filed with the Securities and Exchange Commission on 19 March 2004.
AGA44.05
1 June 2005
Embargo – 21H00 Wednesday 1 June 2005 (South African Time)
HUMAN RIGHTS WATCH REPORT ON ANGLOGOLD ASHANTI’S ACTIVITIES IN THE DRC
AngloGold Ashanti notes the publication of a report today by the US-based NGO, Human Rights Watch, titled “The Curse of Gold”. In investigating and reporting on AngloGold Ashanti’s activities in the Ituri region of the DRC, the report alleges that, through its presence in the region, AngloGold Ashanti gave tacit support to militia groups and, in doing this, acted inconsistently with the company’s business principles. The company denies this claim.
Appended to this media release is a copy of our response sent to Human Rights Watch yesterday, Tuesday 31 May, 2005. That letter deals with the detail of various matters in the report with which we take issue.
There are, however, a few broader issues we would first like to address.
Firstly, yielding to any form of extortion by an armed militia or anyone else is contrary to the company’s principles and values. It is not condoned by AngloGold Ashanti, under any circumstances. That there was a breach of this principle in this instance, in that company employees yielded to the militia group FNI’s act of extortion is regretted. In mitigation, it should be noted that as soon as it came to our attention we publicly acknowledged it, condemned it and said it would not happen again.
Secondly, in contemplating whether to operate in a conflict zone, we believe we have a moral right to do so only if, after due consideration, we can honestly conclude that, on balance, our presence will enhance the pursuit of peace and democracy.
Our decision to resume operating in the DRC was based on a range of factors. First, the area covered by our activities has been producing gold since the beginning of last century and remains highly prospective. We believe that, if our exploration programme does yield a mine, it will be of significant benefit to the DRC government and local communities, by providing revenue, employment and access to social development opportunities – and, of course, returns to our shareholders.

Queries
South Africa
Tel:
Mobile
E-mail:
Steve Lenahan
+27 (0) 11 637 6248
+27 (0) 83 308 2200
slenahan@AngloGoldAshanti.com
Except for historical information contained herein, there are matters discussed in this news release that are forward-looking statements. Such statements are only predictions and actual events or results may differ materially. For discussion of important factors including, but not limited to development of the Company’s business the economic outlook in the gold mining industry, expectations regarding gold prices and production, and other factors, which could cause actual results to differ materially from such forward-looking statements, refer to the Company’s annual report on the Form 20-F for the year ended 31 December 2003 which is filed with the Securities and Exchange Commission on 19 March 2004.
Second, AngloGold Ashanti was given the repeated assurance of the DRC Government, at various levels, that it was confident that, with the continuing collaboration of the UN force MONUC, the peace and political processes would yield positive results in the Ituri region and beyond.
It was on this basis that we began to establish a base in Mongbwalu at the end of 2003. It is important to note that exploration only began there at the beginning of 2005.
AngloGold Ashanti does not and will not support militia or any other groups whose actions constitute an assault on efforts to achieve peace and democracy. We have acknowledged the payment by AngloGold Ashanti Kilo to the FNI in January of an extorted sum of $8,000, and further sums totalling about $1000 last year in respect of an unauthorised arrangement related to cargo delivered to the local airstrip. There are also instances of contact between FNI members and employees on site – always at the FNI’s behest, not ours.
In respect of the payments, we repeat that this will not reoccur. Should we find ourselves in a situation where there is pressure on our staff again to yield to extortionate demands, we will consider that to be grounds for our withdrawal from the exploration project.
We draw a distinction between support for a group such as the FNI, and some level of unavoidable contact. The contacts are a consequence simply of the proximity of our operation to local communities, some members of which are FNI members. It does not make us allies of the FNI, nor complicit in their activities which, in any event, we hope are now aimed at enhancing the peace process in that country.
For us, the key is whether we continue to believe that our presence in the Ituri region of the DRC enhances or obstructs the peace process. We believe that the opening up of economic activity is more likely to enhance it.
However, we accept that we are obliged continually to review the situation, and indeed will conduct a high level review in the immediate future.
ends

Direct Line: +27 (0)11 637-6150 \ Direct Fax: +27 (0)11 637-6148 \ E-mail address: RMGodsell@AngloGoldAshanti.com
Directors: RP Edey (British) (Chairman) \ Dr TJ Motlatsi (Deputy Chairman) \ RM Godsell (Chief Executive Officer) \ FB Arisman (American) JG Best \ Mrs E Le R Bradley \ CB Brayshaw \ R Carvalho Silva (Brazilian) \ Dr SE Jonah KBE (Ghanaian) \ AW Lea \ WA Nairn \ NF Nicolau SR Thompson (British) \ AJ Trahar \ KH Williams \ PL Zim \ Alternate Directors: DD Barber \ AH Calver (British) \ PG Whitcutt
Managing Secretary: Yedwa Simelane
AngloGold Ashanti Limited \ Reg. No.1944/017354/06
 11 Diagonal Street \ Johannesburg \ 2001 \ PO Box 62117 \ Marshalltown \ 2107 \ South Africa
 Tel +27 (0)11 637 6000 \ Fax +27 (0)11 637 6624 \ Website: www.AngloGoldAshanti.com
31
st
May 2005
Human Rights Watch
2-12 Pentonville Road
LONDON N1 9HF
United Kingdom
Attention: Anneke Van Woudenberg
Dear Ms Van Woudenberg,
Human Rights Watch Report – “The Curse of Gold”
We were handed a copy of your report at our meeting this morning. We were first given sight of the section dealing with AngloGold Ashanti yesterday, Monday 30 May 2005. Today’s meeting was your first with executive management of this company on the subject of a report which is due to be published on Thursday this week. We would note that, had we been given an earlier opportunity to review the report, this would have permitted a more thorough and constructive dialogue prior to its release and, perhaps, a more useful document.
The report contains a number of allegations which we have not seen before, and to which we have therefore had no opportunity to respond.
First, on page 69 of the report, you note that the head of the MONUC office in Bunia, Dominique Ait- Ouyahia McAdams, reported to you in an interview on February 23, 2004 that she had said to AngloGold Ashanti representatives “that the time was not right for the start of operations in Mongbwalu”. We have no knowledge that Ms Ait-Ouyahia McAdams has ever expressed this view to AngloGold Ashanti, either in person or in writing.
Conversely, in conversations between Sir Sam Jonah, the President of AngloGold Ashanti, and President Kabila and members of his interim government, the view has been consistently expressed that the establishment of an AngloGold Ashanti exploration camp in Mongbwalu would be a positive step in the peace process and that the company could expect support from Congolese security forces.
Secondly, on page 72 of the document, you report a conversation with Ashley Lassen, an AngloGold Ashanti representative in Uganda, during which Lassen is reported to have admitted to having paid “a few hundred dollars, here and there” to the FNI. As we have noted on previous occasions, the practice of giving money to individuals or organizations under these circumstances and for the reasons alluded to here is inconsistent with our principles and practice and is neither permitted nor condoned.

The third issue deals with an allegation, not contained in the report but raised in conversation, that Madame Vaweka, the Bunia District Commissioner, had denied having suggested to AngloGold Ashanti that it would be advisable to concede to an FNI demand for $8,000 to assist the group to send representatives to Kinshasa for meetings. In response to this, we can only confirm that Madame Vaweka did know of the demand and we have no knowledge of her opposition to this payment. We have in any event taken steps to prevent a repeat of this kind of payment or similar incident.
Beyond these disagreements of fact, your report strongly suggests that our presence in the district, and particularly our return to Mongbwalu after periods of withdrawal, was at the behest, with the support of and to the benefit of the FNI. This is not at all our experience. We have been guided throughout by discussions with the Government of the DRC. These discussions occurred on a regular basis at all levels of the Government. Our return to the camp was the consequence of these discussions.
In contrast, no authorized agent of the company sought the permission of the FNI for our presence in the region. The company has received no written communication from this organization, contrary to your report’s account that the FNI had given us written permission to return.
We cannot, of course, be held responsible for what FNI officials have claimed in regard to our presence in and return to Mongbwalu. We can, and do, record our own experience in this regard.
A second theme of your report is that the FNI has been a major beneficiary of AngloGold Ashanti’s activities in Mongbwalu. Our experience does not support this. The financial benefits derived by the FNI consist of a once-off payment of $8,000 and ‘landing fees’ which, according to our records, totaled approximately $1,000 in 2004. As you are aware we condemned these payments as soon as we became aware of them (publicly in regard to the $8,000) and have taken steps to prevent any repetition. We repeat the undertaking that no further payments in cash or any kind will be made to the FNI or any other militia grouping.
Should we succeed in developing a mine in the area, the beneficiaries will again be Government, at both central and local levels, and the community through employment and our social development activities, as well as local procurement. In any event, in Mongbwalu, we will continue to seek to be part of an appropriately structured community decision-making and development processes, consistent with our value of striving to make host communities better off for our having been there and our practices elsewhere. In pursuit of this, we would be pleased to have further contact with you to canvass your views on appropriate strategies and solutions.
Yours sincerely,
Original signed by Mr R.M. Godsell
BOBBY GODSELL
CHIEF EXECUTIVE OFFICER

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
AngloGold Ashanti Limited
Date JUNE 1, 2005 By: /s/ C R B
ULL
_
Name: C R Bull
Title: Company Secretary